

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 10, 2017

David Faiman
Chief Financial Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue, 27th Floor
New York, NY 10022

      Re: **Staffing 360 Solutions, Inc.**
              Form 10-K for Fiscal Year Ended May 31, 2016
              Filed August 29, 2016
              File No. 001-37575

Dear Mr. Faiman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Kathleen Krebs, for

                           Larry Spirgel
                           Assistant Director
                           AD Office 11 – Telecommunications